Exhibit 21.1

SUBSIDIARIES OF PRIMO WATER CORPORATION

Name of Subsidiary	State/Province of Incorporation
Primo Products, LLC	North Carolina
Primo Direct, LLC	North Carolina
Primo Refill, LLC	North Carolina
Primo Ice, LLC	North Carolina
Primo Refill Canada Corporation	British Columbia, Canada
Glacier Water Services, Inc	Delaware
GW Services, LLC	California
Glacier Water Trust I	Delaware